SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              Amendment No. __ /*/

                          New Generation Holdings, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    64446R108
       -----------------------------------------------------------------
                                 (CUSIP Number)

                               Alfons de Maeseneir
                              Brusselsesteenweg 57
                           B-9280 Lebbeke (Belgium)
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 9, 2005
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Alfons de Maeseneir

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [ ]
                    (b) [ ]

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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

      PF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium

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                         7    SOLE VOTING POWER
     NUMBER OF
                              9,579,000
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                9,579,000
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              9,579,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is c/o Westerman Ball Ederer Miller & Sharfstein, LLP 170 Old Country Road Suite 400, Mineola, New York, 11501.



ITEM 2. IDENTITY AND BACKGROUND.

      (a) The person filing this statement is Alfons de Maeseneir.

      (b) Mr. de Maeseneir's business address is Brusselsesteenweg 57, B-9280 Lebbeke, Belgium.

      (c) Mr. de Maeseneir's present principal occupation is Owner/Director. The principal business and address of the business in which such employment is conducted is Brusselsesteenweg 57, B-9280 Lebbeke, Belgium.

      (d) During the last five years, Mr. de Maeseneir has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. de Maeseneir has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. de Maeseneir being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. de Maeseneir is a citizen of Belgium.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to Subscription Agreements dated as of May 9, 2005, Mr. de Maeseneir acquired 6,250,000 shares of Common Stock and warrants to purchase 3,125,000 shares of Common Stock from the Issuer for an aggregate purchase price of $625,000 as part of a Regulation S offering by the Issuer. The funds used to purchase the shares and warrants were Mr. de Maeseneir's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

      Mr. de Maeseneir acquired the Issuer's Common Stock and Warrants for medium to long-term investment and diversification of his investment portfolio. Mr. de Maeseneir does not have any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. de Maeneseir beneficially owns in the aggregate 9,579,000 shares of Common Stock including warrants to purchase 3,227,000 shares of Common Stock at an exercise price of $0.35 per share. The warrants are immediately exercisable and expire three years from the date of issuance. Based on information provided by the Registrant, there are a total of 37,731,510 shares outstanding of the Registrant as of the date of this Schedule (including 3,227,000 shares underlying Mr. de Maeseneir's warrants. Accordingly, the shares and warrants owned by Mr. de Maeseneir represent approximately 25.4% of the Issuer's Common Stock.

      (b) Mr. de Maeseneir has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. de Maeseneir has not made any transactions in the Common Stock other than the acquisition described in Item 3 of this filing.

      (d) No persons, other than Mr. de Maeseneir, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. de Maeseneir.

      (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Mr. de Maeseneir and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The Subscription Agreements between the Issuer and Mr. de Maeseneir pursuant to which Mr. de Maeseneir acquired the Common Stock and warrants that are the subject of this filing are attached as Exhibit A hereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005

                                                /s/ Alfons de Maeseneir
                                                --------------------------------
                                                Alfons de Maeseneir

                             SUBSCRIPTION AGREEMENT

                                                 May 9, 2005

New Generation Holdings, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

Gentlemen:

      The undersigned investor (the "Investor") hereby agrees with you as follows:

      1. The Investor hereby agrees to purchase Nine Hundred Thirty-Seven Thousand Five Hundred (937,500) separable units (the "Units") of New Generation Holdings, Inc., a Delaware corporation (the "Company") for an aggregate purchase price of US$93,750. Each Unit shall consist of: (a) one (1) share (a "Share") of Common Stock, par value US$0.001 per share of the Company, and (b) a warrant (a "Warrant") to purchase one (1) share of Common stock, par value US$0.001 per share, of the Company for every two (2) Shares at a price of US$0.35 per share for a period of three (3) years from the date hereof

      2. In connection with its purchase the Investor shall deliver (or has delivered), in addition to two (2) executed copies of this Agreement, its check, subject to collection, for the full amount of the purchase price of the Units payable to the order of "New Generation Holdings, Inc." in the amount set forth at the end of this Agreement. In lieu of delivery of a check, the Investor may send a wire transfer of immediately available funds and can get appropriate wire transfer instructions from the Company. The Investor agrees and acknowledges that this Subscription Agreement is and shall be irrevocable and that the purchase price is due and payable upon execution hereof.

      3. The Investor represents, warrants and agrees as follows, and the Investor acknowledges that the Investor has full knowledge that the Company intends to rely on such representations, warranties and agreements:

            (a) The Investor understands that this transaction has not been reviewed or passed upon by any governmental agency, Federal or state; that the Investor must bear the economic risk of all or part of its investment for an indefinite period; that the Units have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, therefore, cannot be resold or otherwise disposed of unless subsequently registered under the 1933 Act or unless an exemption from such registration is available; that the Investor is purchasing the Units for investment for the account of the Investor and not with any view toward resale or other distribution thereof; that the Investor agrees not to resell or otherwise dispose of all or any part of the Units, except as permitted by law, including, without limitation, any and all applicable regulations under the 1933 Act. For the foregoing reasons, an Investor will be required to retain ownership of the Units and bear the economic risk of its investment for an indefinite period.

            (b) The Investor has no need for liquidity in connection with its purchase of the Units.

            (c) The Investor currently has and had immediately prior to receipt of any offer regarding the Company such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the Units.

            (d) The Investor is not acquiring the Units with a view to realizing any benefits under United States Federal income tax laws, and no representations have been made to the Investor that any such benefits will be available as a result of the Investor's acquisition, ownership, or disposition of the Units.

            (e) One or more of the categories set forth below correctly and in all respects describes each Investor, and the Investor has so indicated by signing its name, or by directing its duly authorized representatives to sign in its name and on its behalf, by circling the category or categories which so describe it or, if no such categories are applicable, it has so indicated by signing its name in the blank line that immediately follows:

                  (i) The Investor is a natural person whose net worth, either individually or jointly with such person's spouse, at the time of its purchase, exceeds $1,000,000.

                  (ii) The Investor is a natural person who had individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2002 and 2003 and reasonably expects to have individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2004.

                  (iii) The Investor is a director or executive of the Company.

                  (iv) The Investor is an entity which falls within one of the following categories of institutional accredited investors set forth in Rule 501(a) of Regulation D ("Regulation D") under the 1933 Act (sign on blank line following category of institutional accredited investor which describes the Investor):

                  (A) A bank as defined in Section 3(a)(2) of the 1933 Act or a savings and loan or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in regard to this investment in its individual or a fiduciary capacity.

                  (B) An insurance company as defined in Section 2(13) of the 1933 Act.

                  (C) An investment company registered under the Investment Company Act of 1940.

                  (D) A business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

                  (E) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

                  (F) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser, acting as a plan fiduciary, as defined in Section 3(21) of such act.

                  (G) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000, whether or not the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser.

                  (H) Private Business Development Company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

                  (I) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000.

                  (J) The Investor is an entity in which all of the equity holders are accredited investors as set forth in Rule 501(a)(8) of Regulation D and described in one or more of the categories set forth above in the subparagraphs of this Paragraph.

      4. The Investor understands that its answers to the questions set forth herein will be kept confidential by the Company. However, the Investor agrees that the Company may present this Subscription Agreement to those parties that it deems appropriate if called upon to establish the Company's entitlement to a limited or private offering exemption under the 1933 Act or any applicable state securities law.

      5. The Investor agrees that upon the request of the Company, at any time prior to closing of the transactions contemplated hereby, the Investor shall promptly execute and deliver to the Company any agreements or instruments as it may reasonably request in order to effect the purchase and issuance of the Units.

      6. The Company shall have the right, in its sole discretion, to imprint upon the Shares and Warrants issued hereunder any legends relating to the 1933 Act or state securities law or other applicable law as it deems necessary or advisable; provided, however, that the Company agrees to remove such legend and bear all costs and expenses of removal upon the registration of the Shares or the Company's common stock underlying the Warrants (the "Underlying Shares") upon the applicability of an exemption from registration with respect to such Shares and/or Underlying Shares.

      7. The representations, warranties and agreements herein contained are made and given for the benefit of the Company and to induce the Company to sell and issue the Units to the Investor and each constitutes a material portion of the consideration therefor. The undersigned shall not be entitled to cancel, terminate or revoke this subscription except as permitted by applicable law.

      8. Each party hereto will pay its own expenses relating to this Subscription Agreement and the purchase of the Units by the Investor hereunder.

      9. This Subscription Agreement or any term hereof may not be changed, waived, discharged or terminated except with the prior written consent of the Investor and the Company.

      10. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law applicable thereto.

      11. This Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the closing of the transactions contemplated hereby and (iii) shall, if the Investor consists or more than one person, be the joint and several obligation of all such persons. This Subscription Agreement may be executed in one or more duplicate originals that shall, either singly or together, serve to represent one agreement between the parties.

      12. This Subscription Agreement shall not bind the Company until accepted by it.

            IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on the day and year first above written.



------------------------------------------------
(Name of Entity)



By:
   --------------------------------------------
           (Signature of Officer)
                                                          Brusselsesteenweg 57
or                                                        B-9280 Lebbeke
                                                          Belgium

/s/ Alfons De Maeseneir
----------------------------
(Name)

The Investor hereby agrees to purchase Nine Hundred and Thirty Seven Thousand and Five Hundred Units for an aggregate purchase price of US$93,750 (equivalent to 75,000 Euros at $/(euro) rate of 1.15).

THE FOREGOING SUBSCRIPTION AGREEMENT IS HEREBY AGREED TO BY THE COMPANY:

NEW GENERATION HOLDINGS, INC.


By:   /s/ Jacques Mot                   Dated:  May 9, 2005
   --------------------
   Name:  Jacques Mot
   Title: Chairman

                             SUBSCRIPTION AGREEMENT

                                                 May 9, 2005

New Generation Holdings, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

Gentlemen:

      The undersigned investor (the "Investor") hereby agrees with you as follows:

      1. The Investor hereby agrees to purchase Two Million One Hundred Eighty-Seven Thousand Five Hundred (2,187,500) separable units (the "Units") of New Generation Holdings, Inc., a Delaware corporation (the "Company") for an aggregate purchase price of US$218,750. Each Unit shall consist of: (a) one (1) share (a "Share") of Common Stock, par value US$0.001 per share of the Company, and (b) a warrant (a "Warrant") to purchase one (1) share of Common stock, par value US$0.001 per share, of the Company for every two (2) Shares at a price of US$0.35 per share for a period of three (3) years from the date hereof

      2. In connection with its purchase the Investor shall deliver (or has delivered), in addition to two (2) executed copies of this Agreement, its check, subject to collection, for the full amount of the purchase price of the Units payable to the order of "New Generation Holdings, Inc." in the amount set forth at the end of this Agreement. In lieu of delivery of a check, the Investor may send a wire transfer of immediately available funds and can get appropriate wire transfer instructions from the Company. The Investor agrees and acknowledges that this Subscription Agreement is and shall be irrevocable and that the purchase price is due and payable upon execution hereof.

      3. The Investor represents, warrants and agrees as follows, and the Investor acknowledges that the Investor has full knowledge that the Company intends to rely on such representations, warranties and agreements:

            (a) The Investor understands that this transaction has not been reviewed or passed upon by any governmental agency, Federal or state; that the Investor must bear the economic risk of all or part of its investment for an indefinite period; that the Units have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, therefore, cannot be resold or otherwise disposed of unless subsequently registered under the 1933 Act or unless an exemption from such registration is available; that the Investor is purchasing the Units for investment for the account of the Investor and not with any view toward resale or other distribution thereof; that the Investor agrees not to resell or otherwise dispose of all or any part of the Units, except as permitted by law, including, without limitation, any and all applicable regulations under the 1933 Act. For the foregoing reasons, an Investor will be required to retain ownership of the Units and bear the economic risk of its investment for an indefinite period.

            (b) The Investor has no need for liquidity in connection with its purchase of the Units.

            (c) The Investor currently has and had immediately prior to receipt of any offer regarding the Company such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the Units.

            (d) The Investor is not acquiring the Units with a view to realizing any benefits under United States Federal income tax laws, and no representations have been made to the Investor that any such benefits will be available as a result of the Investor's acquisition, ownership, or disposition of the Units.

            (e) One or more of the categories set forth below correctly and in all respects describes each Investor, and the Investor has so indicated by signing its name, or by directing its duly authorized representatives to sign in its name and on its behalf, by circling the category or categories which so describe it or, if no such categories are applicable, it has so indicated by signing its name in the blank line that immediately follows:

                  (i) The Investor is a natural person whose net worth, either individually or jointly with such person's spouse, at the time of its purchase, exceeds $1,000,000.

                  (ii) The Investor is a natural person who had individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2002 and 2003 and reasonably expects to have individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2004.

                  (iii) The Investor is a director or executive of the Company.

                  (iv) The Investor is an entity which falls within one of the following categories of institutional accredited investors set forth in Rule 501(a) of Regulation D ("Regulation D") under the 1933 Act (sign on blank line following category of institutional accredited investor which describes the Investor):

                  (A) A bank as defined in Section 3(a)(2) of the 1933 Act or a savings and loan or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in regard to this investment in its individual or a fiduciary capacity.

                  (B) An insurance company as defined in Section 2(13) of the 1933 Act.

                  (C) An investment company registered under the Investment Company Act of 1940.

                  (D) A business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

                  (E) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

                  (F) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser, acting as a plan fiduciary, as defined in Section 3(21) of such act.

                  (G) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000, whether or not the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser.

                  (H) Private Business Development Company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

                  (I) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000.

                  (J) The Investor is an entity in which all of the equity holders are accredited investors as set forth in Rule 501(a)(8) of Regulation D and described in one or more of the categories set forth above in the subparagraphs of this Paragraph.

      4. The Investor understands that its answers to the questions set forth herein will be kept confidential by the Company. However, the Investor agrees that the Company may present this Subscription Agreement to those parties that it deems appropriate if called upon to establish the Company's entitlement to a limited or private offering exemption under the 1933 Act or any applicable state securities law.

      5. The Investor agrees that upon the request of the Company, at any time prior to closing of the transactions contemplated hereby, the Investor shall promptly execute and deliver to the Company any agreements or instruments as it may reasonably request in order to effect the purchase and issuance of the Units.

      6. The Company shall have the right, in its sole discretion, to imprint upon the Shares and Warrants issued hereunder any legends relating to the 1933 Act or state securities law or other applicable law as it deems necessary or advisable; provided, however, that the Company agrees to remove such legend and bear all costs and expenses of removal upon the registration of the Shares or the Company's common stock underlying the Warrants (the "Underlying Shares") upon the applicability of an exemption from registration with respect to such Shares and/or Underlying Shares.

      7. The representations, warranties and agreements herein contained are made and given for the benefit of the Company and to induce the Company to sell and issue the Units to the Investor and each constitutes a material portion of the consideration therefor. The undersigned shall not be entitled to cancel, terminate or revoke this subscription except as permitted by applicable law.

      8. Each party hereto will pay its own expenses relating to this Subscription Agreement and the purchase of the Units by the Investor hereunder.

      9. This Subscription Agreement or any term hereof may not be changed, waived, discharged or terminated except with the prior written consent of the Investor and the Company.

      10. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law applicable thereto.

      11. This Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the closing of the transactions contemplated hereby and (iii) shall, if the Investor consists or more than one person, be the joint and several obligation of all such persons. This Subscription Agreement may be executed in one or more duplicate originals that shall, either singly or together, serve to represent one agreement between the parties.

      12. This Subscription Agreement shall not bind the Company until accepted by it.

      IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on the day and year first above written.


------------------------------------------------
(Name of Entity)



By:
    --------------------------------------------
            (Signature of Officer)
                                                           Brusselsesteenweg 57
or                                                         B-9280 Lebbeke
                                                           Belgium

/s/ Alfons De Maeseneir
------------------------------------------------
(Name)

The Investor hereby agrees to purchase Two Million One Hundred Eighty-Seven Thousand Five Hundred Units for an aggregate purchase price of US$218,750 (equivalent to 175,000 Euros at $/(euro) rate of 1.25).

THE FOREGOING SUBSCRIPTION AGREEMENT IS HEREBY AGREED TO BY THE COMPANY:

NEW GENERATION HOLDINGS, INC.


By:   /s/ Jacques Mot                   Dated:  May 9, 2005
   --------------------
   Name:  Jacques Mot
   Title: Chairman

                             SUBSCRIPTION AGREEMENT

                                                 May 9, 2005

New Generation Holdings, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

Gentlemen:

      The undersigned investor (the "Investor") hereby agrees with you as follows:

      1. The Investor hereby agrees to purchase Three Million One Hundred Twenty-Five Thousand (3,125,000) separable units (the "Units") of New Generation Holdings, Inc., a Delaware corporation (the "Company") for an aggregate purchase price of US$312,500. Each Unit shall consist of: (a) one (1) share (a "Share") of Common Stock, par value US$0.001 per share of the Company, and (b) a warrant (a "Warrant") to purchase one (1) share of Common stock, par value US$0.001 per share, of the Company for every two (2) Shares at a price of US$0.35 per share for a period of three (3) years from the date hereof

      2. In connection with its purchase the Investor shall deliver (or has delivered), in addition to two (2) executed copies of this Agreement, its check, subject to collection, for the full amount of the purchase price of the Units payable to the order of "New Generation Holdings, Inc." in the amount set forth at the end of this Agreement. In lieu of delivery of a check, the Investor may send a wire transfer of immediately available funds and can get appropriate wire transfer instructions from the Company. The Investor agrees and acknowledges that this Subscription Agreement is and shall be irrevocable and that the purchase price is due and payable upon execution hereof.

      3. The Investor represents, warrants and agrees as follows, and the Investor acknowledges that the Investor has full knowledge that the Company intends to rely on such representations, warranties and agreements:

            (a) The Investor understands that this transaction has not been reviewed or passed upon by any governmental agency, Federal or state; that the Investor must bear the economic risk of all or part of its investment for an indefinite period; that the Units have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act") and, therefore, cannot be resold or otherwise disposed of unless subsequently registered under the 1933 Act or unless an exemption from such registration is available; that the Investor is purchasing the Units for investment for the account of the Investor and not with any view toward resale or other distribution thereof; that the Investor agrees not to resell or otherwise dispose of all or any part of the Units, except as permitted by law, including, without limitation, any and all applicable regulations under the 1933 Act. For the foregoing reasons, an Investor will be required to retain ownership of the Units and bear the economic risk of its investment for an indefinite period.

            (b) The Investor has no need for liquidity in connection with its purchase of the Units.

            (c) The Investor currently has and had immediately prior to receipt of any offer regarding the Company such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the Units.

            (d) The Investor is not acquiring the Units with a view to realizing any benefits under United States Federal income tax laws, and no representations have been made to the Investor that any such benefits will be available as a result of the Investor's acquisition, ownership, or disposition of the Units.

            (e) One or more of the categories set forth below correctly and in all respects describes each Investor, and the Investor has so indicated by signing its name, or by directing its duly authorized representatives to sign in its name and on its behalf, by circling the category or categories which so describe it or, if no such categories are applicable, it has so indicated by signing its name in the blank line that immediately follows:

                  (i) The Investor is a natural person whose net worth, either individually or jointly with such person's spouse, at the time of its purchase, exceeds $1,000,000.

                  (ii) The Investor is a natural person who had individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2002 and 2003 and reasonably expects to have individual income in excess of $200,000 (or joint income with the Investor's spouse in excess of $300,000) in 2004.

                  (iii) The Investor is a director or executive of the Company.

                  (iv) The Investor is an entity which falls within one of the following categories of institutional accredited investors set forth in Rule 501(a) of Regulation D ("Regulation D") under the 1933 Act (sign on blank line following category of institutional accredited investor which describes the Investor):

                  (A) A bank as defined in Section 3(a)(2) of the 1933 Act or a savings and loan or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in regard to this investment in its individual or a fiduciary capacity.

                  (B) An insurance company as defined in Section 2(13) of the 1933 Act.

                  (C) An investment company registered under the Investment Company Act of 1940.

                  (D) A business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

                  (E) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

                  (F) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser, acting as a plan fiduciary, as defined in Section 3(21) of such act.

                  (G) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000, whether or not the investment decision regarding this investment was made by a bank, insurance company or registered investment adviser.

                  (H) Private Business Development Company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

                  (I) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of $5,000,000.

                  (J) The Investor is an entity in which all of the equity holders are accredited investors as set forth in Rule 501(a)(8) of Regulation D and described in one or more of the categories set forth above in the subparagraphs of this Paragraph.

      4. The Investor understands that its answers to the questions set forth herein will be kept confidential by the Company. However, the Investor agrees that the Company may present this Subscription Agreement to those parties that it deems appropriate if called upon to establish the Company's entitlement to a limited or private offering exemption under the 1933 Act or any applicable state securities law.

      5. The Investor agrees that upon the request of the Company, at any time prior to closing of the transactions contemplated hereby, the Investor shall promptly execute and deliver to the Company any agreements or instruments as it may reasonably request in order to effect the purchase and issuance of the Units.

      6. The Company shall have the right, in its sole discretion, to imprint upon the Shares and Warrants issued hereunder any legends relating to the 1933 Act or state securities law or other applicable law as it deems necessary or advisable; provided, however, that the Company agrees to remove such legend and bear all costs and expenses of removal upon the registration of the Shares or the Company's common stock underlying the Warrants (the "Underlying Shares") upon the applicability of an exemption from registration with respect to such Shares and/or Underlying Shares.

      7. The representations, warranties and agreements herein contained are made and given for the benefit of the Company and to induce the Company to sell and issue the Units to the Investor and each constitutes a material portion of the consideration therefor. The undersigned shall not be entitled to cancel, terminate or revoke this subscription except as permitted by applicable law.

      8. Each party hereto will pay its own expenses relating to this Subscription Agreement and the purchase of the Units by the Investor hereunder.

      9. This Subscription Agreement or any term hereof may not be changed, waived, discharged or terminated except with the prior written consent of the Investor and the Company.

      10. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law applicable thereto.

      11. This Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the closing of the transactions contemplated hereby and (iii) shall, if the Investor consists or more than one person, be the joint and several obligation of all such persons. This Subscription Agreement may be executed in one or more duplicate originals that shall, either singly or together, serve to represent one agreement between the parties.

      12. This Subscription Agreement shall not bind the Company until accepted by it.

      IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on the day and year first above written.

------------------------------------------------
(Name of Entity)



By:
   --------------------------------------------
           (Signature of Officer)
                                                          Brusselsesteenweg 57
or                                                        B-9280 Lebbeke
                                                          Belgium

/s/ Alfons De Maeseneir
----------------------------
(Name)

The Investor hereby agrees to purchase Three Million One Hundred Twenty-Five Thousand Units for an aggregate purchase price of US$312,500 (equivalent to 250,000 Euros at $/(euro) rate of 1.25).

THE FOREGOING SUBSCRIPTION AGREEMENT IS HEREBY AGREED TO BY THE COMPANY:

NEW GENERATION HOLDINGS, INC.


By:   /s/ Jacques Mot                   Dated:  May 9, 2005
   --------------------
   Name:  Jacques Mot
   Title: Chairman